Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated as of August 28, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY PURCHASER.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ZYNERBA PHARMACEUTICALS, INC.

at
$1.1059 per share, in cash, without interest and less any applicable tax withholding, plus, one non-tradable contingent value right per share, which represents the contractual right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones by

XYLOPHONE ACQUISITION CORP.

a wholly owned subsidiary

of

HARMONY BIOSCIENCES HOLDINGS, INC.

Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba”) pursuant to the Offer to Purchase, in exchange for (a) $1.1059 per Share in cash (the “Closing Amount”) without interest and subject to deduction for any required withholding under applicable tax law, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones (the Closing Amount plus one CVR, collectively, the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Equiniti Trust Company, LLC (the “Depositary”), will not be obligated to pay brokerage fees or commissions. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The CVRs represent the right to receive contingent payments in cash, without interest and less any applicable tax withholding (collectively, the “Milestone Payments” and each individually, a “Milestone Payment’) payable to Computershare Limited, as the rights agent (the “Rights Agent”) for the benefit of the holders of CVRs upon the achievement of a specified milestone and otherwise in accordance with the Merger Agreement (each such milestone, a “Milestone”), as follows: (i) an aggregate milestone payment of $15,000,000, payable upon the completion of the last patient’s last visit in Zynerba’s RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zygel™ (ZYN002) (the “Product”) by or before June 30, 2026; (ii) upon the completion of the Pivotal Study and a finding that the data from the Pivotal Study meets the primary end point(s) with statistical significance as set forth in the protocol of the Pivotal Study (“Milestone 2”), an aggregate milestone payment of (a) $30,000,000 if Milestone 2 is achieved by or before December 31, 2024, (b) $20,000,000 if Milestone 2 is achieved between January 1, 2025 and June 30, 2025, or (c) $10,000,000 if Milestone 2 is achieved on or after July 1, 2025; (iii) an aggregate milestone payment of $35,000,000, payable upon the achievement of approval from the U.S. Food and Drug Administration of the New Drug Application (“NDA Approval”) with respect to the Product in Fragile X syndrome (“Milestone 3”); (iv) an aggregate milestone payment of $15,000,000, payable upon the achievement of NDA Approval with respect to the Product in the Second Indication (as defined in the CVR Agreement); (v) an aggregate milestone payment of $15,000,000, payable upon the achievement of worldwide aggregate Net Sales (as defined in the CVR Agreement) of the Product (inclusive of all indications) of at least $250,000,000, calculated on a cumulative basis for all Calendar Years (as defined in the CVR Agreement) (or portion thereof), provided that Milestone 3 is achieved by or before December 31, 2030 (“Milestone 5”); and (vi) an aggregate milestone payment of $30,000,000, payable upon the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least $500,000,000, calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward achievement of Milestone 5, if Milestone 3 is achieved by or before December 31, 2030. The CVR Agreement and the rights of holders of CVRs to achieve Milestones thereunder will terminate automatically on December 31, 2040. Each holder of a CVR and each holder of certain Company Stock Options (in accordance with the terms of the Merger Agreement) are entitled to the Milestone Payments, in each case in accordance with the terms of the CVR Agreement and the Merger Agreement.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 26, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who comply in all respects with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), including certain Shares that are subject to vesting or forfeiture restrictions granted pursuant to the Company Equity Plan, will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

The CVRs are governed by the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by Harmony with the Rights Agent.

The Offer and the Merger are not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Conditions to the Offer”), including the Minimum Condition (as defined below).

The “Minimum Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the number of Shares, if any, then beneficially owned by Harmony and Purchaser (together with their wholly owned subsidiaries), would represent one more Share than 50% of the Shares outstanding as of the Expiration Time.

The term “Expiration Time” means 5:00 p.m., Eastern Time, on September 26, 2023, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. A subsequent offering period for the Offer is not currently contemplated.

The Board of Directors of Zynerba (the “Zynerba Board”) unanimously (i) approved, adopted and declared advisable the execution, delivery and performance by Zynerba of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), (ii) determined that the Transactions are in the best interest of Zynerba and its stockholders, (iii) resolved that the Merger Agreement will be governed by and effected under Section 251(h) of the DGCL and (iv) recommended that Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Descriptions of the reasons for the Zynerba Board’s recommendation and approval of the Offer are set forth in Zynerba’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Zynerba stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Recommendation of the Zynerba Board.”

As of August 24, 2023, none of Harmony, Purchaser or their respective associates or affiliates owned any Shares. Harmony and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 7,592,498 Shares, or approximately 13.1% of the outstanding Shares as of such date, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 of the Offer to Purchase).

On August 14, 2023, in connection with the execution and delivery of the Merger Agreement, certain executive officers and directors of Zynerba, solely in their respective capacities as stockholders of Zynerba, entered into the tender and support agreements (the “Tender and Support Agreements”) with Harmony and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, to (i) tender all of the Shares held by such Supporting Stockholder in the Offer; (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, if applicable; (iii) vote against any other proposal that may impede, delay, postpone, interfere with, nullify, prevent or adversely affect the proposal to acquire Zynerba, and (iv) agree to certain other restrictions on such stockholders’ ability to take actions with respect to Zynerba and its Shares, including, subject to certain exceptions, transfer such Shares.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”) has not been satisfied (subject to the right of Harmony to waive any Offer Condition, other than the Minimum Condition and Termination Condition (as defined below)), Purchaser may, and at the request of Zynerba, Purchaser will, extend the Offer for one or more consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Zynerba and Harmony), until such time as such conditions have been satisfied or, if permissible, waived; and (ii) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer. Notwithstanding clauses (i) and (ii) above, Purchaser is not required to extend the Offer beyond the earlier to occur of (i) the first business day immediately following November 12, 2023 or (ii) the valid termination of the Merger Agreement.

The “Termination Condition” means that the Merger Agreement shall not have been terminated in accordance with its terms.

If the Offer is consummated, Purchaser will not seek the approval of Zynerba’s remaining stockholders before effecting the Merger. Harmony, Purchaser and Zynerba have agreed to take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting or vote of Zynerba stockholders in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Zynerba’s prior written consent is required for Purchaser to: (i) decrease the Closing Amount or Offer Price, decrease the number of CVRs issued per share of common stock, or change the form of consideration payable in the Offer; (ii) impose any additional condition to the Offer beyond the Offer Conditions; (iii) decrease the number of Shares sought pursuant to the Offer; (iv) amend, modify or waive the Minimum Condition or the Termination Condition; (v) amend, modify, or supplement any of the terms of the Offer or the Offer Conditions in any manner adversely affecting any of the holders of Shares or that could reasonably be expected to have an adverse effect on any of the holders of Shares or prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Harmony or Purchaser to consummate the Offer, the Merger or the other Transactions; (vi) terminate the Offer, accelerate, extend or otherwise change the Expiration Time (except as required or expressly permitted by the Merger Agreement) or provide any subsequent offering period; (vii) amend or modify the terms of the CVRs or the CVR Agreement; or (viii) take any action that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Zynerba stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”). Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday. Zynerba stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment in accordance with Rule 14e-1(c).

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the Expiration Time (i.e., at any time prior to 5:00 p.m., New York City time, on September 26, 2023), or in the event the Offer is extended, on such date and time to which the Offer is extended. Thereafter, tenders are irrevocable except that if we have not accepted your Shares for payment within sixty (60) days of commencement of the Offer, you may withdraw them at any time after October 27, 2023, the 60th day after commencement of the Offer, unless we have accepted your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Harmony or any of their respective affiliates or assigns, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Zynerba has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Zynerba’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Zynerba’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder (as defined in the Offer to Purchase) recognizes, and the timing and character of such gain or loss, depend in part on the U.S. federal income tax treatment of the CVRs. In general, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs.  The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Harmony intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.” As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally is expected to (except to the extent any portion of such payment is required to be treated as imputed interest as defined in the Offer to Purchase) recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger and of subsequent payments (if any) received with respect to the CVRs. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information, and Zynerba’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither of Harmony nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Tender Offer is:

1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

August 28, 2023